SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                               FORM 12b-25


                      Commission File Number 1-4393


                       NOTIFICATION OF LATE FILING


(Check One):

[ ] Form 10-K   [X] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: December 31, 1997

[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-
SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _______________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________

                               Part I.  Registrant Information

Full name of registrant:  Puget Sound Energy, Inc.

Address of principal executive office (street and number):  411 108th Avenue
N.E.

City, State and Zip Code:  Bellevue, WA  98004

                              Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
   25(c) has been attached if applicable.

                                     Part III.  Narrative

Required information related to the merger of two plans in 1997 was not made available from the Plan's Trustee in a timely manner. The Company could not prepare the Plan's financial statements in order to enable an independent audit to be performed before the required filing deadline. The Form 11-K will be filed on or before the 15th calendar day following the prescribed due date.

                                 Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Robert P. Bariletti                    (425) 462-3751
        (Name)                         (Area Code)  (Phone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Puget Sound Energy, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  June 26, 1998                   By   James W. Eldredge
                                          ________________________________
                                          James W. Eldredge
                                          Corporate Secretary & Controller